Exhibit 99.1
KB Financial Group Inc.
Non-Consolidated Balance Sheet
December 31, 2008

(in millions of Korean won)	2008

Assets
Cash and due from banks (Notes 3, 19 and 21)	~~W~~	1,849
Equity method investments (Notes 4 and 21)		16,345,052
Loans receivable, net (Notes 5 and 21)		199,000
Property and equipment, net (Note 6)		3,214
Other assets, net (Notes 7 and 19)		18,904

Total assets	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings (Notes 8, 21 and 24)	~~W~~	232,000
Debentures, net of discount (Note 8 and 21)		498,572
Other liabilities, net (Notes 9, 13 and 14)		8,836

Total liabilities		739,408

Shareholders’ equity
Common stock (Note 10)		1,781,758
Capital surplus (Note 11)		15,473,511
Capital adjustment (Note 4)		(3,145,102)
Accumulated other comprehensive income (Note 17)		1,087,503
Retained earnings		630,941

Total shareholders’ equity		15,828,611

Total liabilities and shareholders’ equity	~~W~~	16,568,019